Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER
AND YEAR ENDED DECEMBER 31, 2024

ATHENS, GREECE, February 20, 2025 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported net income of $9.7 million and net income attributable to common stockholders of $9.2 million for the fourth quarter of 2024. These results are compared to a net income of $25.0 million and net income attributable to common stockholders of $24.5 million for the same period in 2023. Earnings per share, basic and diluted, for the fourth quarter of 2024 were $0.74 and $0.25, respectively.

Revenue was $21.7 million ($19.8 million net of voyage expenses) for the fourth quarter of 2024, compared to $23.8 million ($22.7 million net of voyage expenses) for the same period in 2023. This decrease was attributable to the decrease in the ownership days following the sale of the vessel P. Kikuma in December 2023, and the decrease in time-charter equivalent rates (“TCE rates”) realized during the quarter. Fleetwide, the average TCE rate for the fourth quarter of 2024 was $32,652, compared with an average rate of $33,114 for the same period in 2023. During the fourth quarter of 2024, net cash provided by operating activities was $12.1 million, compared with net cash provided by operating activities of $9.3 million for the fourth quarter of 2023.

Net income for 2024, amounted to $43.7 million, compared to a net income of $69.4 million for 2023. Net income attributable to common stockholders for 2024, amounted to $41.9 million, and resulted in earnings per share, basic and diluted, of $3.39 and $1.11, respectively. Net income attributable to common stockholders for 2023, amounted to $56.9 million, and resulted in earnings per common share, basic and diluted, of $5.43 and $1.91, respectively. The difference between net income and net income attributable to common stockholders for 2023, mainly reflects aggregate non-cash items of $10.6 million, as per US GAAP accounting standards, which did not affect the Company's operating cash flows.

Commenting on the results of the fourth quarter of 2024, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“Our ability to maintain stable revenue year-on-year, despite a sharp decline in charter rates, demonstrates our efficient vessel operations and balanced fleet deployment strategy. By combining our exposure to the spot market upside through voyage charters and pool arrangements with the stability of time charters, we continue to optimize earnings and cash flow visibility.

“Our revenue for the fourth quarter was US$21.7 million compared to US$23.8 million for the same period last year, as five of our vessels under time charters earning on average US$36,200 per day reduced the impact of lower spot market rates.

“Despite a decrease in our fleet operating days from 2,793 in 2023 to 2,506 in 2024, due to the sale of our oldest Aframax tanker, M/T P. Kikuma in late 2023, we generated US$87.4 million in revenue compared to $108.9 million.

“During this quarter, overall modern Aframax tanker spot daily charter rates were resilient at US$38,746 though significantly lower than US$61,277 in the same period last year. In early 2025, charter rates have softened to US$29,328 despite the seasonal high winter period. We believe that, following two exceptional years, this trend is an indication that charter rates may normalize to average historical levels.

“Going forward, we remain cautious as we seek to redeploy the M/T P. Aliki which is expected to become available for new employment by mid-year, along with our two vessels currently operating in the spot market and pool arrangements.

“Our newbuild program remains well-supported by our strategic long-term partnership with a top-tier charterer. Our financial position remains robust, with a quarter-end cash balance (including restricted cash) of approximately US$71.3 million, representing 1.5x our outstanding bank debt, and an aggregate revenue backlog of US$227.0 million.”

Corporate Developments

Update on Outstanding Shares and Warrants

As of February 19, 2025, the Company had outstanding 12,432,158 common shares. In addition, the following common share purchase warrants were outstanding as of such date:

•	Class A Warrants to purchase up to 567,366 common shares at an exercise price of $15.75 per common share;

•	Warrants issued July 19, 2022, to purchase up to 1,033,333 common shares at an exercise price of $1.65 per common share;

•	Warrants issued August 16, 2022, to purchase up to 2,122,222 common shares at an exercise price of $1.65 per common share;

•	Series A Warrants issued March 3, 2023, which are exchangeable for up to 14,300 common shares; and

•	Series B Warrants issued March 3, 2023, to purchase up to 4,097,000 common shares at an exercise price of $2.25 per common share.

Finally, the Company had 50,726 shares of its Series B Convertible Cumulative Perpetual Preferred Stock and 1,423,912 shares of its Series C Convertible Cumulative Redeemable Perpetual Preferred Stock outstanding.

Tanker Market Update for the Fourth Quarter of 2024:

•	Tanker fleet supply was 695.0 million dwt, up 0.2% from 693.8 million dwt from the previous quarter and up 0.8% from Q4 2023 levels of 689.3 million dwt.

•
The tanker sector entered 2025 on a positive note, with expectations for a healthy market outlook. Tonne-mile demand is projected to grow by 1.0%, outpacing the limited growth in crude tanker supply, which is forecasted at just 0.8%. However, challenges remain on the horizon, particularly with the gradual easing of Red Sea-related trade flow shifts and the complexities stemming from the impact of U.S. sanctions on trade activities and charter rates. These factors may introduce uncertainties that could influence market dynamics moving forward. Tanker fleet supply in deadweight terms is estimated to grow by 2.3% in 2025 and by 3.8% in 2026.

•	Tanker fleet utilization averaged 84.9% in 2024, while analysts expect that it will slightly improve to levels of 85.3% in 2025.

•	Newbuilding tanker contracting was 5.8 million dwt in the fourth quarter, resulting in a tanker orderbook-to-fleet ratio of 14.0%.

•	Daily spot charter rates for Aframax tankers averaged $38,746, up 22.1% from the previous quarter average of $31,724 and down 36.8% from Q4 2023 average of $61,277.

•	The value of a 10-year-old Aframax tanker at the end of the fourth quarter was $52.0 million, down 11.9% from $59.0 million in the previous quarter, and down 5.5% from $55.0 million in Q4 2023.

•
The number of tankers used for floating storage (excluding dedicated storage) stood at 74 (9.7 million dwt) in the fourth quarter, down 36.2% from 116 (13.5 million dwt) at the end of the previous quarter and down 32.7% from 110 (15.0 million dwt) in Q4 2023.

•	Global oil consumption was 103.4 million bpd, up 0.4% from the previous quarter level of 103.0 million bpd, and up 1.0% from Q4 2023 levels of 102.4 million bpd.

•	Global oil production was 103.4 million bpd, up 0.5% from the previous quarter level of 102.8 million bpd and up 0.06% from Q4 2023 levels of 103.3 million bpd.

•	OECD commercial inventories were 2,744 million barrels, down 2.1% from the previous quarter level of 2,803 million barrels, and down 0.8% from Q4 2023 levels of 2,766 million barrels.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Summary of Selected Financial & Other Data
(in thousands of US Dollars, except per share data, fleet data and average daily results)	For the three months ended December 31,		For the years ended December 31,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue	$21,678	$23,840	$87,445	$108,938
Voyage expenses	1,858	1,124	4,237	4,358
Vessel operating expenses	5,058	6,011	19,758	21,866
Net income	9,704	24,962	43,730	69,413
Net income attributable to common stockholders	9,246	24,500	41,897	56,924
Earnings per common share, basic	0.74	2.03	3.39	5.43
Earnings per common share, diluted	0.25	0.63	1.11	1.91
FLEET DATA
Average number of vessels	7.0	7.8	7.0	7.9
Number of vessels	7.0	7.0	7.0	7.0
Ownership days	644	717	2,562	2,901
Available days	607	686	2,525	2,830
Operating days (1)	604	673	2,506	2,793
Fleet utilization	99.5%	98.1%	99.2%	98.7%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (2)	$32,652	$33,114	$32,954	$36,954
Daily vessel operating expenses (3)	$7,854	$8,384	$7,712	$7,537

(1)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(3)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of February 20, 2025)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Vessel Type	Charter Type	Notes

Operating Aframax Tanker Vessels

1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter

2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter

3	P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Spot Voyage

4	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Crude	Pool

5	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., LTD	Product	Time-Charter

6	P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co., LTD	Crude	Time-Charter

7	P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co., LTD	Product	Time-Charter

Newbuilding LR1 and LR2 Tanker Vessels
8	HULL 1515	-	114,000 DWT	China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited	Product	Time-Charter	1,2
9	HULL 1596	-	114,000 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Product	Time-Charter	1,2
10	HULL 1597	-	114,000 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Product	Time-Charter	1,2
11	HULL 1624	-	75,000 DWT	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd.	Chemical/ Product	-	2

1	As previously announced, the Company has secured five-year time charter contracts for three of its newbuilding vessels, with employment to commence upon delivery of the vessels to the Company.
2
Expected delivery dates to the Company, as per current management's estimations, are: August 2025 for Hull 1515, September 2025 for Hull 1596, January 2026 for Hull 1597, and January 2027 for Hull1624.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended December 31,		For the years ended December 31,
	2024	2023	2024	2023
REVENUE:	(unaudited)	(unaudited)	(unaudited)
Revenue	$21,678	$23,840	$87,445	$108,938

EXPENSES:
Voyage expenses	1,858	1,124	4,237	4,358
Vessel operating expenses	5,058	6,011	19,758	21,866
Depreciation and amortization of deferred charges	3,400	3,517	13,336	14,793
General and administrative expenses	2,483	2,646	8,306	8,042
Gain on vessels' sale	-	(15,683)	-	(15,683)
Reversal for credit losses	-	(16)	(7)	(37)
Foreign currency (gains) / losses	(79)	31	1	64
Operating income	$8,958	$26,210	$41,814	$75,535

OTHER INCOME / (EXPENSES):
Interest and finance costs	(20)	(1,955)	(1,345)	(9,598)
Loss from debt extinguishment	-	(387)	-	(387)
Interest income	766	1,098	3,255	3,302
Changes in fair value of warrants' liability	-	(4)	6	561
Total other income / (expenses), net	$746	$(1,248)	$1,916	$(6,122)

Net income	$9,704	$24,962	$43,730	$69,413

Income allocated to participating securities	-	(1)	-	(2)
Deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature	-	-	-	(9,809)
Deemed dividend to the July 2022 and August 2022 warrants holders due to triggering of a down-round feature	-	-	-	(789)
Dividends on preferred stock	(458)	(461)	(1,833)	(1,889)
Net income attributable to common stockholders	$9,246	$24,500	$41,897	$56,924
Earnings per common share, basic	$0.74	$2.03	$3.39	$5.43
Earnings per common share, diluted	$0.25	$0.63	$1.11	$1.91
Weighted average number of common shares, basic	12,432,158	12,095,795	12,365,418	10,491,316
Weighted average number of common shares, diluted	39,037,450	39,389,481	39,201,865	35,539,671

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended December 31,		For the years ended December 31,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)
Net income	$9,704	$24,962	$43,730	$69,413
Other comprehensive income / (loss) (Actuarial gain / (loss))	4	(17)	4	(17)
Comprehensive income	$9,708	$24,945	$43,734	$69,396

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)

	December 31, 2024	December 31, 2023*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$71,314	$68,267
Advances for vessels under construction and other vessels' costs	58,468	11,303
Vessels, net	189,577	202,108
Other fixed assets, net	34	44
Other assets	11,000	14,544
Total assets	$330,393	$296,266

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term bank debt, net of unamortized deferred financing costs	$47,459	$54,886
Other liabilities	7,691	8,196
Total stockholders' equity	275,243	233,184
Total liabilities and stockholders' equity	$330,393	$296,266

* The balance sheet data as of December 31, 2023 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended December 31,		For the years ended December 31,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$12,055	$9,263	$59,896	$67,955
Net Cash (used in) / provided by Investing Activities	$(7,697)	$37,429	$(47,415)	$25,721
Net Cash used in Financing Activities	$(2,567)	$(63,821)	$(9,434)	$(65,135)